UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2025___ AND ENDING ___12/31/2025___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Robert W. Baird & Co. Inc. ('the Company')

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

777 E Wisconsin Ave
(No. and Street)

Milwaukee	WI	53202
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mike Kopischkie	414-298-1894	mkopischkie@rwbaird.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

200 E Randolph St	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

10/20/2003		185	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Terrance Maxwell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Robert W. Baird & Co. Inc. ('the Company')_____, as of ____12/31_____, 2_025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _~Terrance Maxwell~_

Title:

__Chief Financial Officer_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Robert W. Baird & Co. Incorporated

Consolidated Statement of Financial Condition
As of December 31, 2025
With Report of Independent Registered Public Accounting Firm

SEC File Number: 8-00497

Robert W. Baird & Co. Incorporated

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Robert W. Baird & Co. Incorporated:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of Robert W. Baird & Co. Incorporated and subsidiaries (the Company) as of December 31, 2025, and the related notes (collectively, the consolidated financial statement). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2017.

Chicago, Illinois
February 25, 2026

Robert W. Baird & Co. Incorporated

Consolidated Statement of Financial Condition
As of December 31, 2025

(In Thousands)

Assets:

Cash and Cash Equivalents	$	1,712,076
Cash Segregated Under Federal Regulations		82,000
Deposits with Clearing Organizations		131,706
Receivables:		
Clients		206,326
Brokers, Dealers and Clearing Organizations		76,528
Deposits Paid on Securities Borrowed		248,213
Notes Receivable, Net		161,720
Other		230,233
		923,020
Financial Instruments Owned, at Fair Value:		
Trading Securities (includes $436,813 pledged as collateral)		451,606
Other Investments		241,046
Derivative Assets		379
		693,031
Fixed Assets, Less Accumulated Depreciation of $275,223		183,041
Operating Lease Right of Use Asset		202,768
Goodwill		326,528
Intangible Assets, Less Accumulated Amortization of $70,936		107,401
Deferred Tax Assets, Net		51,795
Other Assets		120,327
Total Assets	$	4,533,693

See accompanying notes to the consolidated statement of financial condition.

Robert W. Baird & Co. Incorporated

Consolidated Statement of Financial Condition (Continued)
As of December 31, 2025

(In Thousands)

Liabilities and Stockholder's Equity

Liabilities:

Money Borrowed:		
Book Credit Balances in Bank Accounts	$	1,614
Securities Sold Under Agreements to Repurchase		421,318
Payables:		
Clients		151,792
Brokers, Dealers and Clearing Organizations		8,027
		159,819
Financial Instruments Sold, Not Yet Purchased, at Fair Value:		
Trading Securities Sold, Not Yet Purchased		221,106
Derivative Liabilities		3,679
		224,785
Accrued Compensation and Benefits		1,010,079
Accounts Payable, Accrued Expenses and Other Liabilities		141,179
Operating Lease Liabilities		257,173
Subordinated Liabilities		209,728
Total Liabilities		2,425,695

Stockholder's Equity:

Common Stock; $1 stated par value; 72,450,000 shares authorized and 26,501,574 shares issued as of December 31, 2025. 26,454,488 shares outstanding as of December 31, 2025.	26,502
Additional Paid-In Capital	808,095
Retained Earnings	1,274,464
Treasury Stock, at Cost	(1,486)
Accumulated Other Comprehensive Income	423
Total Stockholder's Equity	2,107,998
Total Liabilities and Stockholder's Equity	$ 4,533,693

See accompanying notes to the consolidated statement of financial condition.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(1)   Organization and Description of Business

The Consolidated Statement of Financial Condition includes Robert W. Baird & Co. Incorporated (RWB) and Baird Insurance Services, a wholly owned general insurance agency subsidiary (together, the Company). The Company is registered as a securities broker dealer and an investment adviser with the Securities and Exchange Commission (SEC) under the Securities and Exchange Act of 1934 and the Investment Advisers Act of 1940 and is also a member of the Financial Industry Regulatory Authority (FINRA). Further, the Company is a member of the New York Stock Exchange (NYSE). The Company engages in a broad range of activities in the private wealth management, equity and fixed income capital markets, asset management and private equity businesses, including securities brokerage; investment advisory and asset management services; institutional equity and fixed income sales; research services; origination of and participation in underwritings and distribution of corporate and municipal securities issuances, including placements of mortgage and asset-backed securities; municipal advisory services; merger and acquisition advisory services; private equity and venture capital investing; and market making and trading activities in equity, municipal and other fixed income securities. The Company is a wholly-owned subsidiary of Baird Financial Corporation (BFC), which is a wholly-owned subsidiary of Baird Financial Group, Inc. (BFG or the Parent).

The Company owns a 48% interest in Baird UK Ltd. (Baird UK), located principally in London, England, in which it applies the equity method of accounting. Baird UK is the parent company of Robert W. Baird Group Limited, located in London, which provides investment banking, private equity and institutional U.S. equity sales and fixed income trading. Robert W. Baird Group Limited conducts its business through three principal operating subsidiaries: Robert W. Baird Limited (RWBL), based in London and regulated by the Financial Conduct Authority (FCA), which is engaged in merger and acquisition advisory services and institutional U.S. equity sales. Robert W. Baird GmbH, based in Frankfurt, Germany which is engaged in merger and acquisition advisory services; and Baird Capital Partners Europe Limited, based in London and regulated by the FCA, which is engaged in private equity activities in the United Kingdom (UK). The Company enters into revenue allocation agreements with Robert W. Baird Limited, Robert W. Baird GmbH and Baird Capital Partners Europe Limited as more fully discussed in footnote 3, *Related Party Transactions*.

(2)   Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies followed by the Company in the preparation of its Consolidated Statement of Financial Condition.

(a)   Basis of Presentation

The Consolidated Statement of Financial Condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Certain amounts have been reclassified to conform with current presentation and disclosure.

(b)   Estimates

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

the Consolidated Statement of Financial Condition. Actual results may differ from those estimates.

(c) <u>Cash and Cash Equivalents</u>

The Company has certain cash deposit accounts with financial institutions in which the balances may exceed the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

Cash Equivalents includes money market funds and short-term investments with maturities of generally three months or less at the time of purchase.

(d) <u>Cash Segregated Under Federal Regulations</u>

Cash Segregated Under Federal Regulations represents cash segregated in special reserve bank accounts for the exclusive benefit of customers under SEC Rule 15c3-3.

(e) <u>Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase</u>

The Company may enter into short-term Securities Purchased Under Agreements to Resell (reverse repurchase agreements) and short-term Securities Sold Under Agreements to Repurchase (repurchase agreements). Both reverse repurchase and repurchase agreements are accounted for as collateralized financings and are recorded at contractual amounts. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and municipal and corporate obligations. Interest receivable and interest payable are included within Receivables Other and Accounts Payable, Accrued Expenses and Other Liabilities, respectively, on the Consolidated Statement of Financial Condition. Amounts are recorded when earned or due. It is the Company's policy to obtain collateral with a market value equal to or in excess of the principal amount loaned under the reverse repurchase agreements. To ensure the market value of the underlying collateral remains sufficient, the collateral is valued daily, and the Company may require counterparties to deposit additional collateral (or may return collateral to counterparties) when necessary. Reverse repurchase and repurchase agreements with the same counterparty are reported on a gross basis on the Consolidated Statement of Financial Condition.

Refer to footnote 22, *Collateralized Transactions* for additional information.

(f) <u>Deposits with Clearing Organizations</u>

Pursuant to the requirements of various securities industry clearing organizations, the Company maintains clearing deposits with these organizations. The size of the deposit is determined based on several factors including volume of trading activity and price volatility of the securities traded, among other factors. The Company typically deposits cash to meet these obligations.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

   (g)   Receivables and Payables

Clients
Clients Receivables include amounts receivable on cash and margin transactions, including from officers and directors and certain other affiliates of the Company. Receivables from clients are generally collateralized by securities owned by the clients. Payables include amounts owed to clients on cash and margin transactions.

Brokers, Dealers and Clearing Organizations Receivables and Payables
Brokers, Dealers, and Clearing Organizations Receivables and Payables include amounts receivable and payable to clearing organizations, amounts receivable and payable to other brokers and dealers for securities failed-to-deliver or failed-to-receive, trade date adjustment on trades not yet settled and trade date commissions on trades not yet settled.

Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned
Deposits Paid on Securities Borrowed and Deposits Received on Securities Loaned are reported as collateral financings and are recorded at the amount of cash collateral advanced or received, respectively. Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis. Additional collateral is obtained or returned as necessary. Securities borrowed or securities loaned transactions with the same counterparty are reported on a gross basis on the Consolidated Statement of Financial Condition.

Refer to footnote 22, *Collateralized Transactions* for additional information.

Notes Receivable, Net
Notes Receivable, Net are loans or paid advances to associates generally for recruiting and retention purposes. These associate advances are generally forgiven over a three to nine year period. When an associate's employment is terminated with the Company, the unamortized note balance of any outstanding notes immediately becomes due to the Company. If the outstanding note balance is unable to be collected or the associate is not required to repay the note, the Company records a write-off (loss) on the balance.

In determining the expected credit losses related to those advances, management considers a number of factors including the Company's historical loss experience, amounts due from associates, as well as the number of associates who have left the Company. Management estimates the reserve for expected credit losses by first analyzing historical loss experience. The historical loss experience provides the basis for the estimate with adjustments made for differences in the historical population of note holders versus the current population of note holders. These considerations may include changes in internal factors such as the Company's lending policies and procedures, nature and volume of financial assets, and demographics of the borrowing employee population, as well as changes in environmental factors such as regulatory or legal environment and general market conditions. Management also considers the year in which the note was issued. Historical credit loss experience indicates that the likelihood of loss

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

increases as the note approaches maturity, and therefore, the Company applies a different expected loss rate to each year in a note's lifecycle.

Notes are charged off against the reserve for expected credit losses when management believes the uncollectibility of a note balance is confirmed. The reserve for expected credit losses is deducted from the note's amortized cost basis to present the net amount expected to be forgiven or collected on the Consolidated Statement of Financial Condition. This involves the use of estimates, and the actual amounts may be materially different than the recorded amounts.

Refer to footnote 3, *Related Party Transactions* for further information.

<u>Other Receivables</u>
Other Receivables primarily include receivables from contracts with customers, receivables from affiliates and interest receivables on financial instruments. The Company has receivables and contract assets that represent the right to consideration in exchange for services the Company has transferred to a client when the right is conditional on something other than the passage of time. These are made up of a collection of different receivables and contract assets earned through the Company's various revenue streams that are generally short term in nature. In establishing a reserve for expected credit losses for these receivables and contract assets, management considers their limited historical loss rate, short-term nature, and the expectation that changes to the market would not impact the ability or intent of the client to pay. A reserve for expected credit losses was established for reimbursable expenses related to investment banking underwriting and advisory business deals, as well as affiliated private equity partnership management fee receivables.

Refer to footnote 11, *Revenues from Contracts with Customers* for further detail.

The Company has certain financial asset pools, including Securities Purchased Under Agreements to Resell, Deposits Paid on Securities Borrowed, Receivables from Clients, and Receivables from Brokers and Dealers, that are secured by underlying collateral securities. Under Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses*, a practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. When applying the practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date to measure the estimate of expected credit losses. When the fair value of the collateral is equal to or exceeds the amortized cost basis, the expectation of nonpayment of the amortized cost basis is zero. When the fair value of the collateral is less than the amortized cost basis, the Company may establish a reserve for expected credit losses for the unsecured amount of the amortized cost basis. The reserve for expected credit losses on the financial asset is limited to the difference between the fair value of the collateral at the reporting date and the amortized cost basis of the financial assets.

Refer to footnote 22, *Collateralized Transactions,* for additional information.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

    (h)   Fair Value Measurements

The Company follows ASC Topic 820, *Fair Value Measurements (ASC Topic 820)*. ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC Topic 820 prescribes the methodology of observable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in valuing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect assumptions that market participants would use in valuing the asset or liability based on the best information available. The hierarchy, defined by ASC Topic 820, provides for the following three levels to be used to classify the Company's fair value measurements:

Level I - Quoted prices are available in active markets for identical assets or liabilities as of the report date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the report date. The nature of these securities include investments for which quoted prices are available but traded less frequently and investments that are fair valued using other securities, the parameters of which can be directly observed.

Level III - Securities that have little to no pricing observability as of the report date. These securities are measured using management's best estimate of fair value, where the inputs into the determination of fair value are not observable and require significant management judgment or estimation.

The fair value of financial instruments is the amount at which the security could be exchanged in an orderly transaction between market participants at the measurement date. Based on the nature of the Company's business and its role as a dealer in the securities industry, the fair values of its securities are determined internally. When available, the Company values securities at observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices). In the case of securities transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the securities are principally traded.

The Company has sold financial instruments that it does not currently own (Financial Instruments Sold, Not Yet Purchased, at Fair Value) and will therefore be obligated to purchase such instruments at a future date. The Company has recorded these obligations on the Consolidated Statement of Financial Condition at December 31, 2025, at fair value of the related securities and will incur a loss if the fair value of the securities increases.

The Company's valuation of financial instruments owned and financial instruments sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing, or market parameters in a product may be used to derive a price without requiring significant judgment. In

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires the Company to estimate the value of the securities using the best information available. Among the factors considered by the Company in determining the fair value of such securities are the cost, terms and liquidity of the investment, the financial condition and operating results of the issuer, the quoted market price of publicly traded securities with similar quality and yield, and other factors generally pertinent to the valuation of the investments. In addition, even where the Company derives the value of a security based on information from an independent source, certain assumptions may be required to determine the security's fair value.

Investments in corporate stocks are included within Other Investments within Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value on the Consolidated Statement of Financial Condition and are primarily publicly traded with observable prices in active markets. These investments are included within Level I in the fair value hierarchy. Any corporate stock not actively traded is valued by the Company and included within Level II or Level III depending on the nature and observability of the inputs used in the valuation.

Investments in mutual funds are included within Level I in the fair value hierarchy. These investments are held by the Company as a hedge of the Company's obligations under the non-qualified compensation plans. The amount of mutual fund investments held as a hedge is determined after considering other investments held by both the Company and BFC.

Investments in U.S. government and agency obligations, municipal obligations, private label mortgage-backed securities, other asset backed securities and corporate obligations are included within Trading Securities within Financial Instruments Owned, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value on the Consolidated Statement of Financial Condition and are generally valued using quoted prices from external data providers and market participants and are generally included within Level II of the fair value hierarchy. Valuation information provided by external data providers and market participants generally includes a derived fair value utilizing a model where inputs to the model are directly observed by the market, or can be derived principally from or corroborated by observable market data, or fair value using other financial instruments, the parameters of which can be directly observed. For certain investments where there is limited activity or less transparency around significant inputs, the investments are valued as determined by the Company utilizing available market information and included within Level III of the fair value hierarchy.

The Company invests in corporate stocks and certain private companies which are included within other investments within the fair value hierarchy table and are fair valued by management. In the absence of readily ascertainable market values, these investments may be valued using the market approach or the income approach, or a combination thereof. Under the market approach, fair value may be determined by reference to multiples of market-comparable companies or transactions, including earnings before interest, taxes, depreciation and amortization (EBITDA) multiples. Under the income approach, fair value may be determined by

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

discounting the cash flows to a single present amount using current market expectations about those future amounts. These valuation techniques require inputs that are both significant to the fair value and unobservable and thus are included within Level III of the fair value hierarchy.

When the Company is not determined to be the primary beneficiary of a variable interest entity (VIE), it does not consolidate the private equity partnership. In these cases, the Company's investment in the private equity partnership is recorded at the value of its capital balance or net asset value (NAV). The Company utilizes the NAV per share practical expedient to determine fair value when the partnership does not have a readily determinable fair value, the NAV of the partnership is calculated in a manner consistent with the measurement principles of investment company accounting, including measuring the underlying investments at fair value, and it is not probable that the Company will sell the investment at an amount other than NAV. The NAV is calculated based on the Company's proportionate share of the net assets of the partnership. Investments valued using NAV are not included within the fair value hierarchy. The Company's investments in unconsolidated private equity partnerships are included within Other Investments within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition.

The Company employs specific processes to determine the reasonableness of the fair value of its financial instruments owned and financial instruments sold, not yet purchased. The Company's processes are designed to ensure that the internally estimated fair values are accurately recorded and that the data inputs and the valuation techniques used are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining the fair value. Individuals outside of the trading departments perform independent pricing verification reviews. The Company has established parameters which set forth when securities are independently verified. The selection parameters are generally based on the type of security, the level of estimation of risk of a security, the materiality of the security, the age of the security in the Company's securities portfolio, and other specific facts and circumstances of the Company's securities portfolio.

As of December 31, 2025, the Company did not hold any equity securities measured at fair value that were subject to contractual sale restrictions as defined under ASC 820.

Cash and Cash Equivalents, Cash Segregated Under Federal Regulations, Deposits with Clearing Organizations and Receivables are financial assets with carrying values that approximate fair value due to their relatively short-term nature. Money Borrowed, Payables, Accrued Compensation and Benefits, Accounts Payable, Accrued Expenses and Other Liabilities are financial liabilities with carrying values that approximate fair value due to their relatively short-term nature.

Refer to footnote 12, *Fair Value of Financial Instruments* for further information.

(i) Derivative Financial Instruments

The Company enters into to-be-announced (TBA) security transactions, which are included within Derivative Assets within Financial Instruments Owned, at Fair Value or Derivative Liabilities within Financial Instruments Sold, Not Yet Purchased, at Fair Value on the Consolidated Statement of Financial Condition. TBA securities are generally used to hedge

Agency MBS long positions that are included within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition. The Company also conducts trading activities in these securities to meet the needs of clients, subjecting the Company to varying degrees of market and credit risk. The Company's exposure to market risk is determined by a number of factors, including but not limited to the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

TBA securities provide for the delayed delivery of the underlying instrument. The settlement date is a date beyond the time generally established by regulations or conventions in the marketplace or exchange in which the transaction is executed and as such are accounted for as derivatives. The contractual or notional amounts related to these forward-settling derivatives reflect the volume and activity and do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis.

The Fixed Income Clearing Corporation (FICC) calculates and collects margin on open TBA trades to ensure liquidity in the event a counterparty fails, as the majority of TBA trades clear through FICC. The collected margin is distributed out to members on a daily basis, which is designed to bring the Company's portfolio of open positions to market value. The daily process generates a net credit or debit amount with FICC that is included within Receivables from or Payables to Brokers, Dealers and Clearing Organizations on the Consolidated Statement of Financial Condition.

In addition, the Company enters into forward equity commitments in connection with at-the-market offerings, which are considered derivative transactions to meet the needs of the Company's investment banking clients. For every forward equity commitment, the Company enters into a short sale transaction of the investment banking client's securities in the same notional value. The obligation to purchase shares from the investment banking client is contingent upon the number of shares sold by the Company, thus mitigating the market and credit risk on these transactions. The fair value of the forward equity commitment has an equal and offsetting mark to market on the associated short sale of equity securities.

Refer to footnote 5, *Receivables From and Payables To Brokers, Dealers and Clearing Organizations* and footnote 13, *Derivative Financial Instruments* for further information.

(j)   Equity Method Investments

Investments for which we exercise significant influence over the investee are accounted for under the equity method of accounting are included within Other Assets on the Consolidated Statement of Financial Condition.

(k)   Subordinated Liabilities

Subordinated Liabilities are comprised of non-qualified compensation awards to RWB associates in accordance with the Baird Financial Advisors Deferred Bonus Plan (FADBP).

Refer to footnote 15, *Subordinated Liabilities* and footnote 18, *Compensation and Retirement Plans* for further information on the Baird FADBP.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(l)   Income Taxes

Income taxes are accounted for under the asset and liability method. The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various state and local jurisdictions. Federal income taxes are calculated as if the companies filed on a separate return basis. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when enacted. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statement is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

Refer to footnote 16, *Income Taxes* for further information.

(m) Fixed Assets

Fixed Assets are recorded at cost less accumulated depreciation. Depreciation is calculated by using the straight-line method over the estimated useful lives of the assets, or the term of the lease, whichever is shorter, which range from three years for software and computer equipment and primarily up to ten years for certain leasehold improvements.

Capitalized project costs are accounted for under ASC Topic 350-40, *Intangibles-Goodwill-Other-Internal-Use Software* and consist of costs related to internally developed software for the Company's internal use and software acquired as part of hosting arrangements. Projects once in use are amortized over their useful life.

Fixed Assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be fully recoverable.

Refer to footnote 6, *Fixed Assets* for further information.

(n)   Leases

The Company follows ASC Topic 842, *Leases* (ASC Topic 842). ASC Topic 842 states that a lease is a contract, or part of a contract, that conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company leases its corporate headquarters and numerous other offices under various non-cancelable leases, all of which are operating leases. The original terms of the Company's lease

agreements generally range from three to ten years. Some of the leases contain renewal and/or termination options, escalation clauses, rent-free holidays and operating cost adjustments. In addition to office leases, the Company enters into leases for copiers and mailroom equipment on a recurring basis. The Company elected the practical expedient not to apply the recognition requirements of ASC 842 to short-term leases with terms of 12 months or less.

The Company recognizes a right-of-use (ROU) lease asset and related lease liability on the Consolidated Statement of Financial Condition for all leases with a term greater than twelve months. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining minimum lease payments. The ROU lease asset, which represents the right to use of the underlying asset during the lease term, is measured based on the carrying value of the lease liability, adjusted for other items, such as lease incentives and uneven rent payments.

The Company will generally extend office leases if the lease situation is advantageous to the Company; however, the Company generally does not make lease extensions for equipment leases. For office leases, the Company reviews office leases expiring within the next six months each quarter and determines the population of leases that could be extended given the unique set of circumstances surrounding each lease. The Company does not include options to extend or terminate the lease as part of the lease term, unless it is reasonably certain that the Company will exercise the option.

Occasionally, the Company will sublet a space if an office move is required before a lease expires. The Company considers these short-term and infrequent in nature.

In calculating its discount rate, the Company utilizes its private credit rating to identify comparable public companies with similar credit ratings (public comp yields) in the same industry and utilizes these public comp yields to determine what the Company's incremental borrowing rate would be over various tenors. The Company utilizes a blend of the public comp yields on an unadjusted and option adjusted basis and applies the discount rate applicable to the appropriate lease tenor.

Generally, office leases require payment for real estate taxes, insurance costs, common area maintenance, and utilities. The Company accounts for these costs as non-lease components. The payments are variable and thus excluded from the calculation of the lease liability.

The Company follows ASC Topic 360, *Property, Plant and Equipment* (ASC Topic 360) to determine if a ROU impairment exists. ASC Topic 360 states that long-lived assets with definite lives are assessed for impairment when events or circumstances indicate the carrying value may not be recoverable. When reviewing for events and circumstances that may indicate the carrying value may not be recoverable, the Company considered, among other things, a significant decrease in the market price of an asset, significant or adverse change in the manner in which an asset is used and current period operating losses associated with the use of the asset.

Refer to footnote 7, *Leases* for further information.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

    (o) <u>Goodwill and Intangible Assets</u>

The Company follows ASC Topic 350, *Intangibles – Goodwill and Other* (ASC Topic 350). ASC Topic 350 states that goodwill shall not be amortized. Instead, goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit when circumstances indicate there may be an impairment. An intangible asset that is not subject to amortization shall be tested for impairment annually and more frequently if events or changes in circumstance indicate that it is more-likely-than-not the asset is impaired.

The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than the carrying amount. If the Company determines it is more likely than not that the fair value of a reporting unit is greater than the carrying amount it would not be required to perform a quantitative assessment of goodwill for that reporting unit. The quantitative assessment requires a comparison of the fair value of the reporting unit with the carrying value, including goodwill. If the fair value of the reporting unit exceeds the carrying value, the related goodwill is not considered impaired and no further analysis is required. If the carrying value of the reporting unit exceeds the fair value, the Company must recognize an impairment in an amount equal to that excess. The Company has determined its reporting units to align with its five distinct business units: private wealth management, equity capital markets, fixed income capital markets, asset management and principal investments.

As of September 30, 2025, the Company performed a qualitative evaluation of its goodwill to determine whether it was more likely than not that the carrying value of the reporting unit, including goodwill, was greater than the fair value of the reporting unit. In performing the qualitative assessment for each reporting unit, the Company considered, among other things, the year over year financial performance of the Company and its reporting units, macroeconomic conditions, changes in management or key personnel, and the performance of comparable companies versus the prior year. Based on the outcome of our qualitative evaluation, it was determined to be not more likely than not that the carrying value of any reporting unit was greater than the fair value. Further, no events occurred since the qualitative assessment that would cause the Company to update this impairment testing. Therefore the Company did not recognize any goodwill impairment during the year ended December 31, 2025.

Intangible assets with finite lives are amortized on a straight-line basis over their respective useful lives and reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying value of an intangible asset may not be fully recoverable. The Company did not recognize any intangible asset impairment during the year ended December 31, 2025.

Refer to footnote 8, *Goodwill and Intangible Assets* for further information.

(p)   Foreign Currency Translation

Assets and liabilities of the Company's foreign investments are translated at the month end exchange rate. Net exchange gains or losses resulting from the translation of foreign financial statements are credited or charged directly to Accumulated Other Comprehensive Income, a separate component of Stockholder's Equity on the Consolidated Statement of Financial Condition. These gains or losses are the only component of Accumulated Other Comprehensive Income.

(q)   Consolidation

The Company consolidates entities in which it has a controlling financial interest based on either the VIE or voting interest model. The Company is required to first apply the VIE model to determine whether it holds a variable interest in an entity, and if so, whether the entity is a VIE. If the Company determines it does not hold a variable interest in a VIE, it then applies the voting interest model. Under the voting interest model, the Company consolidates an entity when it holds a majority voting interest in an entity.

All intercompany accounts and transactions have been eliminated in consolidation.

The Company accounts for investments in which it has significant influence but not a controlling financial interest using the equity method of accounting.

VIE Model
An entity is considered to be a VIE if any of the following conditions exist: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) the holders of the equity investment at risk, as a group, lack either the direct or indirect ability through voting rights or similar rights to make decisions that have a significant effect on the success of the entity or the obligation to absorb the entity's expected losses or right to receive the entity's expected residual returns, or (c) the voting rights of some equity investors are disproportionate to their obligation to absorb losses of the entity, their rights to receive returns from an entity, or both and substantially all of the entity's activities either involve or are conducted on behalf of an investor with disproportionately few voting rights.

Under the VIE model, limited partnerships are considered VIEs unless the limited partners hold substantive kick-out or participating rights over the general partner. The Company consolidates entities that are VIEs when the Company determines it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly impact the VIEs economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE.

Refer to footnote 19, *Variable Interest Entities* for further information.

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

    (r)   Legal Commitments and Contingencies

The Company is occasionally involved in legal and regulatory proceedings, arbitrations, underwriting commitments, private equity capital commitments and various other contingent obligations.

The Company recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a loss is probable, the estimated range of possible loss is based on currently available information and is subject to significant judgment, a variety of assumptions, and uncertainties. When a range of a possible loss can be estimated, the Company accrues the most likely amount within that range. If the most likely amount of possible loss within that range is not determinable, the Company accrues a minimum based on the range of possible loss. No liability is recognized for those matters which, in management's judgment, the determination of a reasonable estimate of loss is not possible.

The Company records liabilities related to legal proceedings in Accounts Payable, Accrued Expenses, and Other Liabilities on the Consolidated Statement of Financial Condition. The determination of these liability amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to the amount of the claim, the amount of the loss in the client's account, if applicable, the basis and validity of the claim, the possibility of wrongdoing by an associate, previous results in similar cases, and legal precedents and case law. Each legal proceeding is reviewed, and the liability balance is adjusted as deemed appropriate by management. Any change in the liability amount is recorded in the Consolidated Statement of Financial Condition. The actual costs of resolving legal proceedings may be materially different than the recorded liability amounts for those matters.

Refer to footnote 21, *Legal Commitments and Contingencies* for further information.

    (s)   Upcoming Accounting Pronouncements

In September 2025, Accounting Standards Update (ASU) 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software, was issued to modernize guidance for capitalizing internal-use software development costs. The ASU eliminates the prescriptive project stage framework and instead introduces a principles-based approach, requiring capitalization when (1) management has authorized and committed to fund the project and (2) it is probable the project will be complete and the software will be used for its intended purpose. The ASU is effective for fiscal years beginning after December 15, 2027, including interim periods, with early adoption permitted. The Company is evaluating the level of impact this guidance may have. Adoption could affect recognition and measurement, depending on the nature and timing of internal-use software development activities.

In July 2025, Accounting Standards Update (ASU) 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, was issued to simplify the application of the current expected credit loss (CECL) model to short-term assets. The ASU introduces a practical expedient that allows entities to assume that current conditions as of the balance sheet date will remain unchanged for the remaining life of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The guidance applies to current accounts receivable and contract assets, including those acquired in a business combination or through consolidation of a variable interest entity, provided they originated from transactions under

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

Topic 606. The ASU is effective for fiscal years beginning after December 15, 2025, including interim periods, with early adoption permitted. Given the Company has no reserve on short-term assets, adoption of this ASU is not expected to have a material impact on the consolidated statement of financial condition. Adoption may reduce complexity in estimating credit losses and will require disclosure of any elections made. The Company plans to elect the practical expedient upon adoption of this guidance.

(t)   Newly Effective Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires entities to disclose more detailed information in their rate reconciliation which reconciles their statutory rate to the effective tax rate. The ASU also requires entities to disclose more detailed information about income taxes paid, including by jurisdiction; pretax income (or loss) from continuing operations; and income tax expense (or benefit). The accounting update is effective for fiscal years beginning after December 15, 2024 for public business entities. Accordingly, the Company adopted this guidance effective January 1, 2025. The adoption of ASU 2023-09 did not have a material impact on its consolidated statement of financial condition.

Refer to footnote 16, *Income Taxes* for further information.

(3)   Related Party Transactions

The Company serves as an investment advisor and provides administrative services to the Baird Funds, Inc. and various affiliated private equity partnerships under management agreements (together, Affiliated Funds). Receivables from unconsolidated Affiliated Funds were $94,497 on December 31, 2025, and are included within Receivables Other on the Consolidated Statement of Financial Condition.

The Company has invested $63,821 into Affiliated Funds at December 31, 2025, which is included within Other Investments within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition. The Company has remaining commitments of $2,255 to invest into Affiliated Funds as of December 31, 2025.

The Company receives reimbursement from affiliates including Baird UK, Strategas Securities, LLC (SS), and Strategas Asset Management, LLC (SAM and together with SS, Strategas), and Baird Trust Company (Baird Trust) for shared services that directly supports the activities of the affiliates. Strategas and Baird Trust are wholly-owned subsidiaries of BFC.

Pursuant to certain services agreements in place, the Company receives reimbursement from Baird Trust for compensation paid by the Company for referral services. The agreement in place allocates compensation based on the fees collected by Baird Trust from the referred clients.

Baird Trust serves as a subadvisor to the Company's clients on certain platforms they manage. Baird Trust charges the Company's clients a fee for these investment management services pursuant to a separate service contract.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

Pursuant to certain transfer pricing agreements in place, certain investment banking revenue is transferred between the Company and its Baird UK and German (Robert W. Baird GmbH) affiliates. The Company reviews the terms of these agreements annually.

Pursuant to certain transfer pricing agreements in place, Baird UK provides sales trading coverage for certain non-US trading and research clients of the Company.

The Company records its liability for income taxes under a tax sharing agreement with BFG and recorded an intercompany charge for current year tax expense and an adjustment related to prior years' filed federal and state corporate income tax returns. Amounts receivable from affiliates were $23,938 as of December 31, 2025 which are included within Receivables Other on the Consolidated Statement of Financial Condition. At December 31, 2025, amounts receivable from affiliates are primarily related to receivables related to the tax sharing agreement.

Other amounts payable to affiliates relating to certain transfer pricing agreements were $2,949 as of December 31, 2025, which are included within Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statement of Financial Condition. At December 31, 2025, amounts payable to affiliates are primarily related to activity with Baird UK and Robert W. Baird GmbH for transfer pricing transactions related to investment banking revenue.

Amounts receivable from associates were $174,020 as of December 31, 2025. The Company has separately evaluated the risk of uncollectibility and has determined a reserve for expected credit losses of $12,300 was required as of December 31, 2025. Both amounts are reflected as Notes Receivable, Net on the Consolidated Statement of Financial Condition. The level of past charge-off activity is a factor that is considered in evaluating the potential severity of future credit losses.

(4)   Receivables From and Payables To Clients

Accounts receivable from and payable to clients include amounts due on cash and margin transactions. Securities owned by clients are held as collateral for receivables. The receivables from and payables to clients as of December 31, 2025 are as follows:

Margin Balances	$	162,461
Cash Balances in Client Accounts		35,383
Client Securities Failed-to-Receive		8,482
Receivables from Clients	$	206,326
Cash Balances in Client Accounts	$	136,554
Client Securities Failed-to-Deliver		15,238
Payables to Clients	$	151,792

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(5) Receivables From and Payables To Brokers, Dealers and Clearing Organizations

Receivable for Net Unsettled Inventory represent transactions executed but not yet settled, recorded on a trade-date basis. These amounts typically settle within the standard settlement cycle. Securities failed-to-receive and-deliver represent the contract values of securities that have not been received or delivered on settlement date, respectively. The receivables from and payables to Brokers, Dealers and Clearing Organizations as of December 31, 2025 are as follows:

Securities Failed-to-Deliver	$	11,582
Receivable for Net Unsettled Inventory		61,877
Commissions Receivable		761
Receivables from Clearing Organizations		2,308
Receivables from Brokers, Dealers and Clearing Organizations	$	76,528

Securities Failed-to-Receive	$	8,027
Payables to Brokers, Dealers and Clearing Organizations	$	8,027

(6) Fixed Assets

Fixed Assets as of December 31, 2025, consist of the following:

Leasehold Improvements	$	232,997
Furniture and Fixtures		100,786
Equipment		103,303
Software		20,728
Land		450
Total Fixed Assets		458,264
Less:		
Accumulated Depreciation		(275,223)
Fixed Assets, Net	$	183,041

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(7)   Leases

The Company occupies office space and equipment leases under cancelable and non-cancelable operating lease arrangements. Future minimum lease payments are as follows:

2026 $	53,002
2027	49,515
2028	45,735
2029	42,022
2030	37,304
Thereafter	69,812
Total Undiscounted Lease Payments	297,390
Less Imputed Interest	(40,217)
Total Operating Lease Liabilities $	257,173

The weighted-average remaining lease term for operating leases was 6.30 years as of December 31, 2025 and the weighted average discount rate was 4.61% as of December 31, 2025.

(8)   Goodwill and Intangible Assets

The following table sets forth the Company's goodwill and identifiable intangible assets, net of accumulated amortization, and activity for the period from January 1, 2025, through December 31, 2025:

	Useful Life	Gross Carrying Amount	Additions	Accumulated Amortization	Net Carrying Amount
Goodwill	N/A	$ 326,528	$ -	$ -	$ 326,528
Finite Life Intangibles					
Client Lists	8-20 Years	168,627	-	(70,590)	98,037
Noncompete Agreements	5 Years	450	-	(346)	104
Indefinite Life Intangibles					
Trade Names	N/A	9,260	-	-	9,260
Intangible Assets		$ 178,337	$ -	$ (70,936)	$ 107,401

(9)   Money Borrowed

(a)   Bank Loans

At December 31, 2025, the Company had available a committed unsecured line of credit with a syndicate of lenders maturing on September 26, 2029. This committed unsecured line of credit provides maximum borrowing capacity to RWB of $950,000 with a sublimit of $400,000 for BFC. Borrowing capacity available to RWB is reduced by any outstanding borrowings made by BFC. Interest rates on the borrowings are variable based on SOFR plus a spread which is determined based on the Company's leverage ratio as defined in the credit facility agreement. The weighted average interest rate on the line of credit during the year ended December 31, 2025 was 5.71%. As of December 31, 2025, debt issuance costs of $1,854 relating to this line of credit were capitalized and

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

included in Other Assets on the Consolidated Statement of Financial Condition. The Company had no borrowings outstanding as of December 31, 2025. As of December 31, 2025, BFC had $0 outstanding on the available line of credit.

(b) Book Credit Balances in Bank Accounts

The Company has $1,614 as of December 31, 2025 in net credit balances at certain banks with which it does business.

(10) Segment Reporting

The Company is engaged in several lines of business. The Company has identified its Chairman and Chief Executive Officer, Steven G. Booth as the Chief Operating Decision Maker (CODM), who uses contribution, defined as pre-tax earnings excluding interest expense from long-term financing, to evaluate the results of the reportable segments, predominantly assessing versus the Company's budgeted results by reportable segment. The Company defines its reportable segments based on the types of services provided and the clients served. Our reportable segments include the following: Private Wealth Management (PWM), Asset Management (AM), Fixed Income Capital Markets (FICM), and Equity Capital Markets (ECM).

Our various businesses are supported by numerous Corporate Resource groups, including the Operations, Human Resources, Finance, Information Technology, Marketing and Communications, Compliance and Legal, Risk Management, and Corporate Events departments.

The PWM segment provides clients with comprehensive wealth management solutions, including a variety of investment advisory and brokerage services.

The AM segment consists of two investment advisory units: Baird Advisors and Baird Equity Asset Management. The business provides advisory services to the Baird Funds mutual fund family and separate accounts.

The FICM segment consists of Fixed Income Sales & Trading and Public Finance. Fixed Income Sales & Trading provides analytical, sales and trading services primarily to institutional clients. The group buys, sells, and maintains an inventory of various fixed income securities, including U.S. Government and agency securities, municipal bonds, structured products, corporate bonds, and mortgage and asset-backed securities. Fixed Income Sales & Trading also acts as an underwriter or initial purchaser in connection with issuances of corporate bonds and mortgage and asset-backed securities. Public Finance provides underwriting and financial advisory services to municipalities, schools, government agencies, and institutions. Public Finance assists clients with planning and structuring new debt issues, including presenting detailed financing alternatives, marketing and sales, and aftermarket assistance.

The ECM segment consists of Equities and Global Investment Banking. Equities provides equity sales, research, and trading services to institutional investors. The Global Investment Banking group provides institutions with in-depth market knowledge and extensive experience in mergers and acquisitions, debt, and equity financing transactions.

Asset information by segment is generally not a key measure used by the CODM to assess performance of the reportable segments. Accordingly, we have not disclosed asset information by segment.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(11) Revenue from Contracts with Customers

Information on Remaining Performance Obligations and Revenue Recognized from Past Performance: The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. The contract price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2025.

Amounts receivable from contracts with customers as of December 31, 2025 was $177,194, included in Receivables, Other on the Consolidated Statement of Financial Condition. The Company has separately evaluated the risk of uncollectibility and has determined no reserve for expected credit losses was required as of December 31, 2025.

Contract Costs: The Company capitalizes costs to fulfill contracts associated with investment banking and fixed income advisory and underwriting engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. The Company also has capitalized costs to fulfill contracts associated with affiliated private equity partnership management fees where the associated revenue is recognized over the life of the partnership and the costs are determined to be recoverable.

Amounts capitalized related to revenues from contracts with customers as of December 31, 2025 were $6,833, included within Receivables, Other on the Consolidated Statement of Financial Condition. The Company has separately evaluated the risk of uncollectibility and has determined a reserve for expected credit losses of $917 was required as of December 31, 2025, which relates to investment banking underwriting and advisory business deals. In establishing the reserve for expected credit losses, management considers the historical loss rate, customer specific factors and current market conditions, and adjusts the reserve for expected credit losses on an annual basis. For business deals deemed to be inactive, the Company charges off the full amount of the reimbursable expenses, and any subsequent collection of those expenses is treated as a recovery. The status of the deals is reevaluated at each reporting period.

Further, the Company receives management fees from affiliated private equity partnerships. The Company has determined that the expected credit losses related to the outstanding receivable as of December 31, 2025, was immaterial. In establishing the reserve for expected credit losses, management considers the historical loss rate, portfolio company specific factors and current market conditions, and adjusts the expected credit losses on an annual basis.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(12) Fair Value of Financial Instruments

The following table summarizes the fair value of financial instruments as of December 31, 2025:

	Level I	Level II	Level III	Total
Cash Equivalents:				
Money Market Funds	$ 1,405,000	$ -	$ -	$ 1,405,000
Financial Instruments Owned, at Fair Value:				
Trading Securities				
Certificates of Deposit	$ -	$ 1,408	$ -	$ 1,408
U.S. Government and Agency Obligations	-	407,818	-	407,818
Municipal Obligations	-	34,346	-	34,346
Corporate Obligations	-	7,055	-	7,055
Total Debt Securities	-	450,627	-	450,627
Equity Securities	976	-	3	979
Total Trading Securities	976	450,627	3	451,606
Other Investments				
Mutual Funds [1]	217,549	-	-	217,549
Other Investments - Not Measured at NAV [2]	1,544	-	17,095	18,639
Other Investments - Measured at NAV [3]	-	-	-	4,858
Total Other Investments	219,093	-	17,095	241,046
Derivative Assets	-	379	-	379
Total Financial Instruments Owned, at Fair Value	$ 220,069	$ 451,006	$ 17,098	$ 693,031
Financial Instruments Sold, Not Yet Purchased, at Fair Value:				
Trading Securities Sold, Not Yet Purchased				
Certificates of Deposit	$ -	$ 10,716	$ -	$ 10,716
U.S. Government and Agency Obligations	-	35,846	-	35,846
Equity Securities	174,544	-	-	174,544
Total Trading Securities Sold, Not Yet Purchased	174,544	46,562	-	221,106
Derivative Liabilities	-	3,679	-	3,679
Total Financial Instruments Sold, Not Yet Purchased, at Fair Value	$ 174,544	$ 50,241	$ -	$ 224,785

[1] The Company elects to invest directly as a principal in mutual fund investments, which are related to the Company's obligations under the non-qualified compensation plans and are included within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition. Refer to footnote 17, *Compensation and Retirement Plans* for further detail.

[2] Other Investments and Other Securities in Level I consist primarily of corporate stocks. Other Investments in Level III consist of the Company's membership investment in DTCC stock and certain other private companies.

[3] Certain investments that are valued using the NAV practical expedient are not required to be categorized in the fair value hierarchy table, and therefore, have been removed. These investments are included within Financial Instruments Owned, at Fair Value, on the Consolidated Statement of Financial Condition.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

The following table summarizes quantitative information related to the significant unobservable inputs utilized in the fair value measurements of the Level III assets for the year ended December 31, 2025, which is included within Financial Instruments Owned, at Fair Value, on the Consolidated Statement of Financial Condition.

		2025		
	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Other Investments	$ 17,098	Statement Value	N/A	N/A

Included within Other Investments is the Company's membership investment in DTCC, which is valued based on statements received from DTCC.

(13) Derivative Financial Instruments

Derivatives are recorded at fair value, which represents the net gain or loss on open positions at the end of the period, within Derivative Assets within Financial Instruments Owned, at Fair Value or Derivative Liabilities within Financial Instruments Sold, Not Yet Purchased, at Fair Value on the Consolidated Statement of Financial Condition. Although notional amounts may reflect the extent of the Company's involvement in the financial instruments, they are not indicative of potential loss.

The following table represents derivative assets and derivative liabilities notional value and fair value as of December 31, 2025, and average fair value for the year then ended:

	2025 Derivative Assets			2025 Derivative Liabilities		
	Notional Value	Fair Value	Average Fair Value	Notional Value	Fair Value	Average Fair Value
Forward-settling TBA trades	$ 902,352	$ 379	$ 1,066	$1,206,350	$ (2,131)	$ (2,515)
Forward-settling Equity Trades	-	-	554	175,887	(1,548)	(3,819)

(14) Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 (net capital rule) under the Securities Exchange Act of 1934. The basic concept of the net capital rule is liquidity, its objective being to require a broker dealer to maintain adequate net capital, as defined. The Company has elected to operate under the alternative minimum net capital requirement as allowed by the net capital rule, which requires that net capital exceed 2% of aggregate debit items as those terms are defined. Withdrawal of equity capital may be restricted if net capital is less than 5% of such aggregate debit items.

At December 31, 2025, the Company's net capital percentage was 437% of aggregate debit items; and net capital, as defined, was $1,094,528, which was $1,089,517 in excess of the minimum net capital requirement. At December 31, 2025, net capital after anticipated withdrawals as a percentage of aggregate debit items was 436%.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(15) Subordinated Liabilities

The Company had $209,728 of subordinated notes payable to associates, all of which are covered by agreements approved by FINRA that are available in computing adjusted net capital under the net capital rule at December 31, 2025. The Company has given six months' notice of intent to withdrawal $2,593 of subordinated debt as of December 31, 2025.

Subordinated Liabilities as of December 31, 2025, mature as follows:

2026	$	19,967
2027		25,133
2028		36,961
2029		38,869
2030		39,210
Thereafter		49,588
	$	209,728

To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2025, the Company had sufficient capital that such restrictions did not apply. The right of the note holders to receive any payment from the Company under the terms of the notes is subordinated to the claims of all present and future creditors of the Company that arise prior to maturity and is dependent on approval by FINRA.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(16)   Income Taxes

   (a)   Deferred Income Tax

The major deferred tax items as of December 31, 2025 are as follows:

Deferred Tax Assets:	
Deferred Bonus Plans	$73,682
Accrued Expenses and Reserves	31,387
Net Operating Loss	188
Carryforwards	47
Operating Lease Liabilities	64,571
Other	1,657
Total Deferred Tax Assets	171,532
Deferred Tax Liabilities:	
Goodwill and Intangibles	29,107
Depreciation and Fixed Asset Gain/Loss	36,044
Investments	2,693
Operating Lease Right of Use Asset	50,911
Other	967
Total Deferred Tax Liabilities	119,722
Deferred Tax Asset, Net	51,810
Valuation Allowance	(15)
Deferred Tax Asset after Valuation Allowance, Net	$ 51,795

A valuation allowance has been established for state credit carryforwards as management believes it is more-likely-than-not that the credit carryforwards are not fully realizable.

   (b)   Uncertain Tax Positions

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statement is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

The Company is included in the consolidated income tax returns of BFG in the U.S. Federal jurisdiction and various consolidated states. The Company also files separate income tax returns in various states and local jurisdictions. The federal income tax returns for the years prior to 2022 and the state and local tax returns for the years prior to 2021 are no longer subject to examination by income tax authorities, unless subsequently amended.

The Company's unrecognized tax benefits are analyzed and monitored to ensure they are adequate and reflective of known events. The Company believes that it is reasonably possible that a portion of

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

the balance of the gross unrecognized tax benefits could decrease in the next twelve months due to ongoing activities with various taxing jurisdictions that the Company expects may give rise to settlements or the expiration of statute of limitations. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings.

(17) Stockholder's Equity

As of December 31, 2025, the Company had 26,454,488 shares of Common Stock and 47,086 shares of Common Treasury Stock outstanding. There were no share transactions in the Company's Common Stock or Common Treasury Stock during the year ended December 31, 2025.

The Company has authorized 72,450,000 shares of $1 stated value common stock. The Company has also authorized 1,000 shares of no par value, cumulative, nonvoting preferred stock. No shares of preferred stock were issued or outstanding in 2025. The shares of the Company are subject to strict transfer restrictions.

On each of June 2, 2025, July 9, 2025, and August 20, 2025, the Company declared dividends totaling $269,993 ($10.21 per share of common stock) to BFC. The dividends were paid on June 4, 2025, July 11, 2025, and August 22, 2025, respectively, and are included in Retained Earnings on the Consolidated Statement of Financial Condition.

(18) Compensation and Retirement Plans

(a) The Baird Profit Sharing and Savings Plan

Substantially all associates of the Company are eligible to participate in the Baird Profit Sharing and 401(k) Savings Plan (the Plan). The Plan complies with Section 401(k) of the Internal Revenue Code. The Company matches 100% of the first three thousand two hundred fifty dollars contributed by each eligible participant annually. The Company's Board of Directors, at its sole discretion, may make a profit sharing contribution to the Plan, which is distributed on behalf of eligible participants and allocated primarily based on eligible compensation, but also includes a flat per participant element.

(b) Non-Qualified Compensation

The Company has three non-qualified compensation plans, entitled the Baird Capital Participation Plan (BCPP), the Baird FADBP and the Baird Long Term Incentive Plan (LTIP). The BCPP no longer grants awards and all balances in the BCPP Plan are fully vested. For services performed, the FADBP and LTIP grant awards to certain associates. The awards, which vest after seven years, are expensed at the date of grant as no future services are required, subject to continued employment. The balance payable to associates under the above plans was $312,977 as of December 31, 2025, of which $209,728 is included in Subordinated Liabilities and $103,249 is included in Accrued Compensation and Benefits on the Consolidated Statement of Financial Condition. Approximately $29,737 is vested as of December 31, 2025.

Associates have the ability to allocate their awards in the above plans among several investment options, including certain Affiliated Funds. The Company elects to hedge these associate investment elections by making investments which are related to the Company's obligations

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

under the non-qualified compensation plans and are included in Other Investments within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition.

The Company has established a reserve for forfeitures of awards in the FADBP and LTIP plans of $4,685 as of December 31, 2025 and is included net of the accrual within Accrued Compensation and Benefits on the Consolidated Statement of Financial Condition. In determining the reserve management considers the Company's historical forfeiture experience which involves the use of estimates. The actual amounts may be materially different than the recorded amounts.

Certain BCPP participants own restricted stock units (RSUs). The RSUs are fully vested in accordance with the terms of the BCPP and are ultimately convertible into BFG common stock. BCPP participants owning RSUs are entitled to cumulative distributions and dividends issued by BFG on its common stock. The RSUs become payable in full upon a change in control, as defined in the plan.

(19) <u>Variable Interest Entities</u>

The Company, along with third party investors, make investments in private equity funds. These investment funds are typically organized as limited partnerships where the Company is the general partner. The Company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreement and the Company's investment in the private equity funds.

Certain affiliated private equity partnerships are not consolidated pursuant to the accounting rules disclosed in the consolidation section of footnote 2, *Summary of Significant Accounting Policies*. The Company's investment in partnerships not consolidated was $4,858 on December 31, 2025 which are held in general partner management company subsidiaries and included within Other Investments within Financial Instruments Owned, at Fair Value on the Consolidated Statement of Financial Condition. Net assets of the partnerships not consolidated were $1,179,095 as of December 31, 2025. These partnerships were not consolidated as the general partner was not the primary beneficiary. The Company's economic interest in these partnerships range from 0.2% to 0.4% as of December 31, 2025. In addition to the Company's economic interest, the Company also has management fee arrangements from the investment advisory services it provides to VIEs. The Company's maximum exposure of loss represents the Company's interest in partnerships not consolidated and amounts of open commitments in affiliated private equity partnerships.

The Company has controlling interests in limited liability companies that serve as general partners in various partnerships. As of December 31, 2025, the Company has committed a total of $2,962 in amounts generally ranging up to $804 to twelve different private equity partnerships. As of December 31, 2025, the Company has invested $706 of committed amounts.

Refer to footnote 3, *Related Party Transactions* for further detail.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(20) Equity Method Investments

The Company reports the results of its investment in Baird UK using the equity method of accounting. On December 31, 2025, the Company's investment in Baird UK was $36,824 and is included in Other Assets on the Consolidated Statement of Financial Condition.

(21) Legal Commitments and Contingencies

The Company is involved in legal actions from time to time that are incidental to its securities business, including without limitation, client complaints and arbitrations, employment related disputes, regulatory investigations and proceedings, securities class action claims arising from underwriting activity, and claims brought against the Company in connection with its recruitment of associates from other firms. The Company has established reserves against such contingencies. Based on its understanding of the facts and the advice of legal counsel, management believes that resolution of these various actions will not result, after taking into account the reserves, in any material adverse effect on the financial condition of the Company. As of December 31, 2025, the estimated aggregate range of possible loss related to these matters is from $0 to $7,895 in excess of the accrued reserve.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to underwriting commitments that were open as of December 31, 2025 were not material.

The Company is a member of numerous exchanges and securities industry clearing agencies. Clearing deposits are included within Deposits with Clearing Organizations on the Consolidated Statement of Financial Condition. If a member becomes unable to satisfy its obligations to the securities industry clearing agency, other members would be required to meet these shortfalls. To mitigate these performance risks, the exchanges and securities industry clearing agencies often require members to post collateral. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded on the Consolidated Statement of Financial Condition for these arrangements.

(22) Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions in order to, among other things, acquire securities to cover short positions, accommodate clients' needs, earn residual interest spreads and finance the Company's inventory positions. Under these transactions, the Company either receives or provides collateral, including securities.

The Company receives collateral in connection with reverse repurchase agreements and securities borrowed transactions. Under many agreements, the Company is permitted to repledge securities held as collateral. As of December 31, 2025, the Company had securities borrowed of $248,213 which were collateralized by securities of $241,302 of which, $0 was repledged to other counterparties. Collateral received on Securities Purchased Under Agreements to Resell and Deposits Paid on Securities Borrowed, includes securities received from the counterparty. These securities are not included on the Consolidated Statement of Financial Condition, unless there is an event of default. The Company did not enter into any reverse repurchase agreements for the period ended December 31, 2025.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

The Company pledges collateral, including cash and securities, to collateralize repurchase agreements and enter into securities lending transactions. As of December 31, 2025 the Company had repurchase agreements of $421,318 which were collateralized by securities of $436,813, which exceeds the carrying value of the repurchase agreements. Securities pledged as collateral are disclosed on a settlement date basis, which may exceed the amount of securities owned on a trade date basis due to pending trade settlements. Collateral pledged on Securities Sold Under Agreements to Repurchase and Deposits Received on Securities Loaned, includes the fair value of securities pledged to the counterparty. These securities are included on the Consolidated Statement of Financial Condition, unless there is an event of default. The Company did not have open securities lending transactions as of December 31, 2025.

All reverse repurchase agreements and repurchase agreements are transacted under legally enforceable master repurchase agreements and all securities borrowed and securities lending transactions are conducted under legally enforceable master securities lending agreements. In the event of default by a counterparty, these agreements give the Company the right to liquidate securities held as collateral and to offset receivables and payables with the defaulting counterparty. For financial statement purposes, we do not offset our reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions.

At December 31, 2025, the Company had available a $150,000 committed repurchase facility. The facility has an annual maturity and expires on September 30, 2026. The Company intends to renew the facility prior to the maturity date. Interest rates on the borrowings under this facility are variable based on SOFR plus a spread of 1.10%. As of December 31, 2025, issuance costs of $117 relating to this facility were capitalized and included in Other Assets on the Consolidated Statement of Financial Condition. As of December 31, 2025, the facility had no repurchase transactions outstanding.

The following table presents the remaining contractual maturity of repurchase agreements and securities lending transactions disaggregated by type of collateral, accounted for as secured borrowings as of December 31, 2025:

	Remaining Contractual Maturity		
	Overnight & Continuous	Up to 30 Days	Total
Securities Sold Under Agreements to Repurchase			
U.S. Government and Agency Obligations	$ 8,164	$ 406,071	$ 414,235
Municipal Obligations	7,083	-	7,083
Total Securities Sold Under Agreements to Repurchase	$ 15,247	$ 406,071	$ 421,318

Repurchase agreements and securities lending activities are entered into and conducted as components of the financing of certain operating activities. In the event the market value of the securities pledged as collateral declines, additional collateral may need to be posted or borrowing amounts may need to be reduced.

The Company offers a Dividend Reinvestment Program (DRP) to clients. Pursuant to the DRP, dividend reinvestment transactions result in fractional shares of securities held by clients. Fractional shares held by clients do not meet the criteria for derecognition under ASC Topic 860, *Transfers and Servicing*. The Company elected the fair value option to measure these financial assets and the corresponding repurchase

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

obligation. The fair value of these investments is determined by quoted prices in active markets. As of December 31, 2025, the fair value of investments in fractional shares held by clients and the fair value of the repurchase obligations for the investments was $22,380. These amounts are included in Other Assets and Accounts Payable, Accrued Expenses and Other Liabilities on the Consolidated Statement of Financial Condition.

(23) Off-Balance Sheet Risk

In the normal course of business, the Company's client securities activities involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk in the event the client or other broker is unable to fulfill its contracted obligations, and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company seeks to control the risks associated with its client activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the clients to deposit additional collateral or to reduce positions when necessary. Such collateral is not reflected on the Consolidated Statement of Financial Condition.

The Company has contractual commitments arising in the ordinary course of business in securities transacted on a when-issued basis and underwritings. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the fair values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients' accounts. In connection with these activities, the Company executes and clears client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client's obligations.

In conjunction with certain borrowing transactions, the Company's client financing and securities settlement activities require the Company to pledge certain securities. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes monitoring limits for such activities and monitors them on a daily basis.

The Company may use financial futures and options to manage market risk related to trading securities. In particular, these instruments may be used as hedges against long or short inventory positions to mitigate security price risk. The Company did not have open futures or options positions as of December 31, 2025.

Robert W. Baird & Co. Incorporated

Notes to Consolidated Statement of Financial Condition
December 31, 2025

(In Thousands, Except Share and Per Share Amounts)

(24) Subsequent Events

The Company evaluated its December 31, 2025, Consolidated Statement of Financial Condition for subsequent events through February 25, 2026, the date that the Consolidated Statement of Financial Condition was available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the Consolidated Statement of Financial Condition.